Exhibit 16.1

June 28, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by ev3 Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of ev3 Inc. dated June 22, 2006. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the current status of the material weakness related to the cash flow statement or regarding any remedial actions taken with respect to such material weakness.

Very truly yours,

PricewaterhouseCoopers LLP